UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )1

First National Energy Corporation

(Name of Issuer)

Common Stock Par Value $.001

(Title of Class of Securities)

321129 108

(CUSIP Number)

Lubi Investments Inc.

1551 Second Street

Sarasota FL 34236

(305) 454-4619

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)
———————

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 321129 108	13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lubi Investments Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* Transaction with Issuer
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,462,000 Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 85,462,000 Shares
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,462,000 Shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.8%
14		TYPE OF REPORTING PERSON* CO

CUSIP No. 321129 108	13D	Page 3 of 5 Pages

Item 1.

Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock (the “Common Stock”), par value $.001, of First National Energy Corporation, a Nevada corporation (the “ Issuer ”), with its principal executive offices located at 2000 Webber Street, Suite 3113, Sarasota, Florida 34239

Item 2.

Identity and Background

This statement on Schedule 13D is being filed by Lubi Investments Inc. (“LII”), a corporation formed under the laws of the State of Florida, with CIK Number 0001465219.  LII has its principal offices at 1551 Second Street, Sarasota FL 34236. The name, business address, present principal occupation, and citizenship of the sole stockholder of LII are as follows:

(i)

Name: Frank Cavicchia

(ii)

Business Address: 1551 Second Street, Sarasota FL 34236

(iii)

Present Principal Occupation: Investor

(iv)

Citizenship: Canada

During the last five years, neither LII nor Frank Cavicchia has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

On April 20, 2009, the Issuer entered into a preliminary letter of intent with Boreas Research Corporation (“Boreas”), a Florida corporation, pursuant to which the Issuer would acquire a territorial license to certain rights in alternative energy technology of Boreas, in exchange for a quantity of newly issued common shares of the Issuer.  Such letter of intent was superseded by a Technology License and Stock Purchase Agreement (the “Agreement”) between the Issuer and Boreas, the full text of which is appended as an exhibit to an information statement on Form 14-C filed with the Securities and Exchange Commission (“SEC”) in preliminary and definitive forms on April 22, 2009 and May 4, 2009, respectively.

On May 14, 2009, the Issuer and Boreas amended the Agreement by making and entering into that certain First Amendment of Technology License and Stock Purchase Agreement (the “Amendment”), the full text of which is appended as an exhibit to the current report on Form 8-K filed by the Issuer with the SEC on May 26, 2009, pursuant to which (1) Boreas elected, as authorized by the Agreement, to cause the new restricted and unregistered common shares of the Issuer due to Boreas at the Closing to be issued to the stockholders of Boreas, and (2) the Issuer and Boreas agreed to reduce the number of new restricted and unregistered common shares of the Issuer to be issued at the Closing, from 98,915,000 shares to 98,800,000 shares.

As reported in the current report on Form 8-K filed by the Issuer with the SEC on May 26, 2009, the transaction was consummated on May 25, 2009 (the “Closing”), at which time the Issuer issued the stockholders of Boreas 98,800,000 new restricted and unregistered common shares of the Issuer and agreed to pay certain future royalties to Boreas from net revenues realized by the Issuer from the technology license.

At the Closing, 85,462,000 of such 98,800,000 new restricted and unregistered common shares of the Issuer were issued to LII, as the largest stockholder of Boreas.

There were no acquisitions or dispositions of Common Stock of the Issuer by LII prior to the Closing.

CUSIP No. 321129 108	13D	Page 4 of 5 Pages

Item 4.

Purpose of Transaction .

The purpose of the acquisition of securities of the Issuer by LII is to transfer alternative energy technology rights of Boreas to the Issuer and thereby facilitate the rapid commercialization and financing of such technology, since the Issuer is a public reporting company and Boreas is not.

Except as set forth above, LII has not formulated any plans or proposals which relate to or would result in:

(a)

the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer,

(b)

an extraordinary corporate transaction involving the Issuer or any of its subsidiaries,

(c)

a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries,

(d)

any change in the present board of directors or management of the Issuer,

(e)

any material change in the Issuer’s capitalization or dividend policy,

(f)

any other material change in the Issuer’s business or corporate structure,

(g)

any change in the Issuer’s organizational documents or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,

(h)

causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i)

a class of equity securities of the Issuer becoming eligible for termination of registration or

(j)

any action similar to any of those enumerated above.

The Agreement and the Amendment  described above are annexed hereto as Exhibits A and B.

Item 5.

Interest in Securities of the Issuer.

(a)

Please refer to numbers 7 and 13 of the cover page of this Schedule 13D.

(b)

Please refer to numbers 7 through 10, inclusive, of the cover page of this Schedule 13D.

(c)

Please refer to Items 3 and 4 above, of this Schedule 13D.

(d)

Not applicable

(e)

Not applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Agreement and the Amendment mentioned above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.

Material to Be Filed as Exhibits.

Exhibit A — Purchase Agreement Technology License and Stock Purchase Agreement (incorporated by reference to the information statement on Form 14-C filed by the Issuer with the Securities and Exchange Commission in preliminary and definitive forms on April 22, 2009 and May 4, 2009, respectively).

Exhibit B — First Amendment of Technology License and Stock Purchase Agreement (incorporated by reference the current report on Form 8-K filed by the Issuer with the SEC on May 26, 2009).

CUSIP No. 321129 108	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2009

By:	/s/ Frank Cavicchia
Frank Cavicchia, President